FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F|__|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes|_| No|X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page
Item 1.	Claxson Interactive Group Inc.’s Proxy Statement for its 2004 Annual Meeting of Shareholders	3
	Signatures	28

Item 1. Claxson Interactive Group Inc.’s Proxy Statement for its 2004 Annual Meeting of Shareholders

CLAXSON INTERACTIVE GROUP INC.
Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

December 28, 2004

Dear Shareholder:

     You are cordially invited to attend our Annual Meeting of Shareholders (the “Annual Meeting”), which will be held at 11:00 a.m. (local time), on Thursday, January 27, 2005, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina.

     At the Annual Meeting, the holders of outstanding shares of common stock will be asked to vote as follows:

     (i) the holders of the outstanding class C common shares, voting separately as a class, will be asked to elect four (4) persons to the Board of Directors;

     (ii) the holders of the outstanding class F common shares, voting separately as a class, will be asked to elect one (1) person to the Board of Directors;

     (iii) the holder of the outstanding class H common shares, voting separately as a class, will be asked to elect three (3) persons to the Board of Directors; and

     (iv) the holders of the outstanding class A common shares, class C common shares, class F common shares and class H common shares (collectively, the “Common Stock Shareholders”), voting as a single class, will be asked to elect three (3) persons to the Board of Directors.

     In addition, the Common Stock Shareholders will be asked to approve and adopt the Company’s Amended and Restated 2001 Share Incentive Plan and to ratify the appointment of the Company’s independent registered certified public accounting firm for the year ending December 31, 2004. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe in more detail the matters to be presented at the Annual Meeting.

     The Board of Directors recommends that you vote in favor of the election of the nominated directors, the approval and adoption of the Amended and Restated 2001 Share Incentive Plan and the ratification of the appointment of Deloitte & Touche LLP as the company’s independent registered certified public accounting firm.

     Please take this opportunity to become involved in the affairs of your company. Whether or not you expect to be present at the Annual Meeting, please complete, date, sign and mail the enclosed proxy card in the envelope provided. Returning the proxy card does not deprive you of your right to attend the Annual Meeting and vote your shares in person. If you attend the Annual Meeting, you may withdraw your proxy and vote your own shares.

Sincerely,
/s/ Roberto Vivo-Chaneton
Roberto Vivo-Chaneton
Chairman of the Board, Chief Executive Officer

CLAXSON INTERACTIVE GROUP INC.

Avenida Melian 2752 C1430EYH Buenos Aires, Argentina

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on Thursday, January 27, 2005

To the Shareholders of Claxson Interactive Group Inc.:

     The Annual Meeting of Shareholders (the “Annual Meeting”) of Claxson Interactive Group Inc. (the “Company”) will be held at 11:00 a.m. (local time), on Thursday, January 27, 2005, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, for the purpose of considering and acting upon the following:

     (i) Election of eleven (11) persons to our Board of Directors to hold office until our 2005 Annual Meeting of Shareholders or until their successors are duly elected and qualified as follows:

(a)	the holders of the outstanding class C common shares, voting separately as a class, will elect four (4) persons to the Board of Directors;

(b)	the holders of the outstanding class F common shares, voting separately as a class, will elect one (1) person to the Board of Directors;

(c)	the holder of the outstanding class H common shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and

(d)	the holders of the outstanding class A common shares, class C common shares, class F common shares and class H common shares, voting as a single class, will elect three (3) persons to the Board of Directors;

     (ii) The approval and adoption of the Company’s Amended and Restated 2001 Share Incentive Plan;

     (iii) The ratification of the appointment of Deloitte & Touche LLP as our independent registered certified public accounting firm; and

     (iv) Any other matters that properly come before the Annual Meeting.

     The Board of Directors is not aware of any other business scheduled for the Annual Meeting. Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on any date or dates to which the Annual Meeting may be adjourned.

     Only holders of class A common shares of U.S. $0.01 par value, class C common shares of U.S. $1.00 par value, class F common shares of U.S. $1.00 par value and class H common shares of U.S. $1.00 par value, of record at the close of business on Friday, December 17, 2004 are entitled to notice of, and to vote at, the meeting or at any postponements or adjournments of the meeting.

By Order of the Board of Directors,
/s/ Amaya Ariztoy
Amaya Ariztoy
Secretary

Miami, Florida

December 28, 2004

YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY OR PROXIES, AS THE CASE MAY BE, AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

CLAXSON INTERACTIVE GROUP INC.

ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

     This proxy statement contains information related to our Annual Meeting of Shareholders (“Annual Meeting”) to be held on Thursday, January 27, 2005, beginning at 11:00 a.m. (local time), at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, and at any adjournments or postponements thereof. Our Board of Directors is soliciting your proxy with respect to the matters to be voted upon at the Annual Meeting. The approximate date that this proxy statement, the accompanying notice of Annual Meeting and the enclosed proxy card are first being sent to shareholders is Tuesday, December 28, 2004. Our 2003 annual report on Form 20-F for the year ended December 31, 2003, as filed with the United States Securities and Exchange Commission, is being mailed to all of the shareholders concurrently herewith.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

     At the Annual Meeting, shareholders will vote on the election of directors, the approval and adoption of our Amended and Restated 2001 Share Incentive Plan and the ratification of the appointment of our independent registered certified public accounting firm. In addition, we will respond to questions from our shareholders regarding our performance during the fiscal year ended December 31, 2003.

Who is entitled to vote at the Annual Meeting?

     Only holders of class A common shares of U.S. $0.01 par value (“Class A Common Shares”), class C common shares of U.S. $1.00 par value (“Class C Common Shares”), class F common shares of U.S. $1.00 par value (“Class F Common Shares”) and class H common shares of U.S. $1.00 par value (“Class H Common Shares”), of record at the close of business on Friday, December 17, 2004 (the “Record Date”), are entitled to receive notice of the Annual Meeting and to vote the shares of common stock that each holds on the date of the Annual Meeting, or any postponements or adjournments of the Annual Meeting, as set forth below. When this proxy statement uses the term “Common Shares”, it refers to the Class A Common Shares, the Class C Common Shares, the Class F Common Shares and the Class H Common Shares collectively.

     Pursuant to Section 68 of our Amended and Restated Articles of Association, each holder of outstanding Common Shares will be entitled to vote for the election of the directors as follows:

(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, are entitled to elect four (4) persons to Board of Directors (“Class C Directors”);

(ii)	the holders of the outstanding Class F Common Shares, voting separately as a class, are entitled to elect one (1) person to the Board of Directors (“Class F Director”);

(iii)	the holder of the outstanding Class H Common Shares, voting separately as a class, are entitled to elect three (3) persons to the Board of Directors (“Class H Directors”); and

(iv)	the holders of the outstanding Common Shares, voting as a single class, are entitled to cast one vote per share for the election of three (3) persons to the Board of Directors (“Class of

Independent Directors”). Our Amended and Restated Articles of Association limits directors in this class to persons who:

•	may be deemed to be an “independent director” pursuant to the rules of any stock exchange on which the Common Shares are listed or any similar rule or regulation,

•	are knowledgeable in one or more of the major areas of business of our company or in Latin America, generally, and

•	do not have any meaningful, ongoing relationship with any holder of the Class C Common Shares, the Class F Common Shares or the Class H Common Shares, whether as employee, shareholder, partner, member, relative, consultant, advisor or have any other significant financial, business or familial relationship with our company.

     With respect to the approval and adoption of our Amended and Restated 2001 Share Incentive Plan and the ratification of the appointment of our independent registered certified public accounting firm, holders of the outstanding Common Shares are entitled to cast one vote per Common Share.

Who can attend and vote at the Annual Meeting?

     All shareholders as of the Record Date, or their duly appointed proxies, may attend and vote at the Annual Meeting. Please note that if you hold shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date.

What constitutes a quorum?

     The Annual Meeting will be duly constituted if, at the commencement of the Annual Meeting, there are present in person or by proxy not less than fifty percent of the votes of the shares, or class or series of shares entitled to vote on the Record Date. As of the Record Date,

     (i) 20,312,673 of Class A Common Shares were outstanding,

     (ii) two shares of Class C Common Shares were outstanding,

     (iii) seven shares of Class F Common Shares were outstanding and

     (iv) one share of Class H Common Shares was outstanding.

     Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting but will not be counted as votes cast “for” or “against” any given matter.

     If less than a majority of outstanding shares entitled to vote are represented, the Annual Meeting will stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine. If at the adjourned meeting there are present within one hour from the time appointed for the Annual Meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote, those present will constitute a quorum, but otherwise the meeting will be dissolved.

     Notwithstanding anything to the contrary, if convened upon the request of the holders of the Common Shares, and if within two hours from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting will be dissolved.

How do I vote?

     If you complete and properly sign and return the accompanying proxy card, it will be voted as you direct. The proxy card must be delivered not less than forty-eight hours before the date of the Annual Meeting in order for it to be treated as a valid proxy. If you are a registered shareholder and you attend the Annual Meeting, you may deliver your completed proxy card in person. “Street name” shareholders who wish to vote at the Annual Meeting will need to obtain a proxy from the institution that holds their shares. Shareholders with joint ownership in shares must vote as one and may be represented in person or by proxy by only one joint owner if they so choose.

How can I change my vote or revoke my proxy after I return my proxy card?

     You may either change your vote or revoke a previously granted proxy by attending and voting in person at the Annual Meeting. You may revoke a previously granted proxy without attending the Annual Meeting by providing written notification of revocation to our principal executive office located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina, Attention: Chairman, at least two hours before the commencement of the Annual Meeting.

What are the recommendations of the Board of Directors?

     Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The recommendation of the Board of Directors is set forth with the description of each item in this proxy statement. In summary, the Board of Directors recommends a vote:

(i)	for the election of the nominated slate of directors;

(ii)	for the approval and adoption of our Amended and Restated 2001 Share Incentive Plan; and

(iii)	for the ratification of the appointment of Deloitte & Touche LLP as our independent registered certified public accounting firm.

     The Board of Directors does not know of any other matters that may be brought before the Annual Meeting nor does it foresee or have reason to believe that the proxy holders will have to vote for substitute or alternate board nominees. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.

What vote is required to approve each item?

     Election of Directors. The affirmative vote (either in person or by proxy) of a majority of the votes cast by each class of Common Shares at the Annual Meeting is required for the election of each class of directors. This means that candidates for each class of directors who receive more than fifty percent of votes cast will be elected. Abstentions are not votes cast and are not counted in determining whether a nominee is elected. You may vote “FOR” all of the nominees, “WITHHOLD AUTHORITY” for all nominees or “WITHHOLD AUTHORITY” with respect to one or more nominees. A properly executed proxy marked “WITHHOLD AUTHORITY” will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Shareholders do not have the right to cumulate their votes for directors.

     Other Items. For each other item, the affirmative vote of a majority of the votes of the outstanding Common Shares cast at the Annual Meeting (either in person or by proxy) will be required for approval. You may vote “FOR”, “AGAINST”, or “ABSTAIN” on each of the other proposals. A properly marked “ABSTAIN” with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum.

     If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such “broker non-votes” will, however, be counted in determining whether there is a quorum.

Who pays for the preparation of the proxy?

     We will pay the cost of preparing, assembling and mailing the proxy statement, notice of Annual Meeting, proxy card and the accompanying 2003 annual report on Form 20-F of our company for the year ended December 31, 2003 which is being mailed to all shareholders of record as of the Record Date. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to the beneficial owners of Common Shares and to request authority for the execution of proxies and we may reimburse such persons for their expenses incurred in connection with these activities.

     Our principal executive office is located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina and our telephone number there is 011-54-11-4546-8000. We also have offices in the United States located at 1550 Biscayne Boulevard, Miami, Florida 33132, U.S.A., and our telephone number there is (305) 894-3500. A copy of our 2003 Annual Report will be available at each of our offices for a period of ten days prior to the Annual Meeting and will be available at the Annual Meeting for examination by any shareholder.

STOCK OWNERSHIP

As of the Record Date who are the largest owners of our stock and how many shares of our stock do our directors and executive officers own?

     Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent applicable law gives spouses shared authority.

	Number of	Percentage of	Number	Number of	Number of
	Class A	Class A	of Class C	Class F	Class H
	Common	Common	Common	Common	Common
Beneficial Owner	Shares	Shares(%)(1)	Shares	Shares	Shares
1945 Carlton Investments LLC(2)(21)	4,709,769	23.2	1
1947 Carlyle Investments LLC(3)(21)	4,709,769	23.2	1
Ricardo J. Cisneros(4)(21)	4,709,769	23.2
Gustavo A. Cisneros(5)(21)	4,709,769	23.2
Hicks, Muse(6)(22)	7,770,708	38.3			1
Thomas O. Hicks(6)	7,770,708	38.3

IMPSAT Fiber Networks, Inc(21)(22)	—	*		1
Militello Limited(21)(22)	—	*		1
RC Limited(21)(22)	79,236	*		1

	Number of	Percentage of	Number	Number of	Number of
	Class A	Class A	of Class C	Class F	Class H
	Common	Common	Common	Common	Common
Beneficial Owner	Shares	Shares(%)(1)	Shares	Shares	Shares
SLI.com, Inc.(21)(22)	489,417	2.4		1

Tower Plus International(21)(22).	—	*		1
Roberto Vivo-Chaneton(7)(21)(22)	1,033,214	5.1		2
Carlos Bardasano (8)	5,000	*

Eric C. Neuman(9)	7,500	*

Ana Teresa Arismendi	465	*

Gabriel Montoya (10)	5,865	*
John A. Gavin (11)	5,000	*

Ricardo Verdaguer(12)	5,000	*
Frank Feather (13)	5,000	*
José Antonio Ríos (14)	5,000	*
Emilio Romano (15)	5,000	*
Luis Villanueva (16)	5,000	*
Marcos Clutterbuck (17)	—	*
Ralph Haiek(18)	92,400	*
José Antonio Ituarte(19)	24,000	*
Roberto Cibrian Campoy(20)(21)(22)	90,356	*		1
Amaya Ariztoy(23)	4,665	*

Mariano Julian Varela(24)	6,233	*
Marcelo Zuniga	—	*
Jaime de Aguirre	—	*
All directors and executive officers as a group (19 persons)	1,299,698	6.4

*	indicates less than 1%

(1)	Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 3,999,635 Class A Common Shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A Common Shares owned by the Estate of Carlos E. Cisneros, which has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 3,999,635 Class A Common Shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A Common Shares owned by the Estate of Carlos E. Cisneros, which has granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 3,999,635 Class A Common Shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A Common Shares owned by the Estate of Carlos E. Cisneros, which has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(5)	Includes 3,999,635 Class A Common Shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A Common Shares owned by the Estate of Carlos E. Cisneros, which has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(6)	Includes:

•	5,589,525 Class A Common Shares and 1 Class H Common Share, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	1,014,813 Class A Common Shares held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	830,259 Class A Common Shares held of record by Davivo International Ltd.;

•	217,360 Class A Common Shares held of record by HMLA 1-SBS Coinvestors, L.P.;

•	107,945 Class A Common Shares held of record by HMTF Holdings

•	807 Class A Common Shares held of record by Mr. Hicks; and

•	Options to acquire 10,000 Class A Common Shares granted to Messrs. Neuman and Clutterbuck under the Claxson 2001 Share Incentive Plan, which were assigned to Hicks, Muse & Co. Partners L.P. which are currently exercisable.

Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1—SBS Coinvestors, L.P. John R. Muse, Andrew S. Rosen, Joe Colonnetta, Jack D. Furst, Dan H. Blanks, Eric C. Neuman, Peter Brodsky, Lyndon Lea and Marcos Clutterbuck are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; HMLA 1-SBS Coinvestors, L.P.; and HMTF Holdings. Each of Messrs. Hicks, Muse, Rosen, Colonnetta, Furst, Blanks, Neuman, Brodsky, Lea and Clutterbuck disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares not owned of record by him.

(7)	Includes 1 Class F Common Share owned by Militello Limited, an entity wholly owned by Roberto Vivo-Chaneton. In addition, it includes 6,250 Class A Common Shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all 6,250 shares owned by Sarandi Comunicaciones S.A. Includes options to acquire 185,338 shares of Class A Common Shares granted to Mr. Vivo-Chaneton under the Claxson 2001 Share Incentive Plan, which are currently exercisable or exercisable within 60 days.

(8)	Consists of stock options to acquire 5,000 Class A Common Shares granted to Mr. Bardasano under our 2001 Share Incentive Plan, which are currently exercisable.

(9)	Consists of 7,500 Class A Common Shares held directly by Mr. Neuman. Excludes stock options to acquire 5,000 Class A Common Shares granted to Mr. Neuman under our 2001 Share Incentive, which are currently exercisable but were assigned to Hicks, Muse & Co. Partners, L.P. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares not owned of record by him.

(10)	Includes options to acquire 5,000 Class A Common Shares granted to Mr. Montoya under our 2001 Share Incentive Plan, which are currently exercisable.

(11)	Consists of options to acquire 5,000 Class A Common Shares granted to Mr. Gavin under our 2001 Share Incentive Plan, which are currently exercisable.

(12)	Consists of options to acquire 5,000 Class A Common Shares granted to Mr. Verdaguer under our 2001 Share Incentive Plan, which are currently exercisable.

(13)	Consists of options to acquire 5,000 Class A Common Shares granted to Mr. Feather under our 2001 Share Incentive Plan, which are currently exercisable.

(14)	Consists of options to acquire 5,000 Class A Common Shares granted to Mr. Ríos under our 2001 Share Incentive Plan, which are currently exercisable.

(15)	Consist of options to acquire 5,000 Class A Common Shares granted to Mr. Romano under our 2001 Share Incentive Plan, which are currently exercisable.

(16)	Consist of options to acquire 5,000 Class A Common Shares granted to Mr. Villanueva under our 2001 Share Incentive Plan, which are currently exercisable.

(17)	Excludes options to acquire 5,000 Class A Common Shares granted to Mr. Clutterbuck under our 2001 Share Incentive Plan, which are currently exercisable but were assigned by Mr. Clutterbuck to Hicks, Muse & Co. Partners, L.P. Mr. Clutterbuck is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A Common Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and HMTF Holdings. Mr. Clutterbuck disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares not owned of record by him.

(18)	Consists of 7,400 Class A Common Shares held directly by Mr. Haiek. Includes options to acquire 85,000 Class A Common Shares granted to Mr. Haiek under the Claxson 2001 Share Incentive Plan which are currently exercisable or will become exercisable within 60 days.

(19)	Consists of options to acquire 24,000 Class A Common Shares granted to Mr. Ituarte under the Claxson 2001 Share Incentive Plan which are currently exercisable or will become exercisable within 60 days.

(20)	Includes 79,236 Class A common shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife. Includes options to acquire 11,120 Class A Common Shares granted to Mr. Cibrian Campoy under the Claxson 2001 Share Incentive Plan which are currently exercisable or become exercisable within 60 days.

(21)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, we have agreed not to propose and our Board of Directors will not approve or recommend, any amendment to our Amended and Restated Memorandum of Association or Amended and Restated Articles of Association which materially adversely affects the rights of the shareholders under the Holdco Agreement, without the prior written consent of the shareholder.

(22)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

(23)	Includes options to acquire 3,800 Class A Common Shares granted to Ms. Ariztoy under the Claxson 2001 Share Incentive Plan which are currently exercisable or will become exercisable within 60 days.

(24)	Includes options to acquire 3,800 Class A Common Shares granted to Mr. Varela under the Claxson 2001 Share Incentive Plan which are currently exercisable or will become exercisable within 60 days.

PROPOSAL 1 – ELECTION OF DIRECTORS

Directors Standing for Election.

     At the Annual Meeting, the shareholders will elect eleven directors, each of whom will serve for a term expiring at the 2005 Annual Meeting of Shareholders, or until his or her successor has been duly elected and qualified as follows:

(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, will elect four (4) persons to the Board of Directors;

(ii)	the holders of the outstanding Class F Common Shares, voting separately as a class, will elect one (1) person to the Board of Directors;

(iii)	the holder of the outstanding Class H Common Shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and

(iv)	the holders of the outstanding Common Shares voting as a single class, will be asked to elect three (3) persons to the Board of Directors.

     The Board of Directors has no reason to believe that any nominee will refuse or be unable to serve if elected. However, if any of them should become unavailable to serve as director prior to voting, the holders of the proxy will vote for a substitute nominee as recommended by the Board of Directors or, if no recommendation is given, in the exercise of their best judgment. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.

     The directors standing for re-election for the following classes are:

     (i)      Class C Directors to be Elected by Holders of Class C Common Shares.

a.	Ana Teresa Arismendi, age 38, has served on our Board of Directors since April 2002, and is currently the executive vice president of finance and administration of Venevision Productions, the newly created television production unit of The Cisneros Group of Companies. She was previously managing director of the Chairman’s Office of the Cisneros Group of Companies in New York and served as senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining the Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organización Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela. Ms. Arismendi has been appointed to our board of directors by our Class C common shareholders.

b.	Carlos Bardasano, age 59, has served on our Board of Directors since September 2001 and is director and vice chairman of our Board of Directors. Mr. Bardasano joined the Cisneros Group of Companies 38 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies. Mr. Bardasano served as president of the Venevision Television Network from 1993 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela. Mr. Bardasano has been appointed to our board of directors by our Class C common shareholders.

c.	Gabriel Montoya, age 35, has served on our Board of Directors since April 2002 and has been vice president of the office of the chairman and chief executive officer of the Cisneros Group of Companies since May 2004. Prior to that, he was managing director, assistant to the President of the Cisneros Group of Companies. Previously, Mr. Montoya was director of new business development at the Cisneros Television Group. He also served as corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela (1990) and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela (1993). Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Católica Andres Bello, Caracas, Venezuela. Mr. Montoya has been appointed to our board of directors by our Class C common shareholders.

d.	Luis Villanueva, age 45, has served on our Board of Directors since April 2002 and is the President and CEO of Venevision International LLC, a leading Spanish language entertainment company which engages in TV programming distribution and production, film distribution, music and theater, owned by the Cisneros Group. Since joining the Cisneros Group in 1982, Mr. Villanueva has held several key positions within the organization, including Vice-President of Venevision Television Network in Venezuela, Executive Vice-President of Corporate Finance and Development of the Cisneros Group, and President of Venevision de Chile. Mr. Villanueva is also a director of Union de Cervecerias Peruanas Backus & Johnston, Peru’s leading beer company. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela. Mr. Villanueva has been appointed to our board of directors by our Class C common shareholders.

     (ii)      Class F Director to be Elected by Holders of Class F Common Shares.

Ricardo Verdaguer, age 53, has served on our Board of Directors since September 2001 and has served as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporación IMPSA S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds a Bachelor of Science degree in Engineering from Universidad Juan Agustin Mazza in Mendoza, Argentina. Mr. Verdaguer has been appointed to our board of directors by our Class F common shareholders.

     (iii)     Class H Directors to be Elected by Holders of Class H Common Shares.

a.	Marcos Clutterbuck, age 34, has served on our Board of Directors since August 2002 and is a principal of Hicks, Muse, Tate & Furst Incorporated. He has been with Hicks Muse since 1998 and is currently based in its Buenos Aires office. Prior to joining Hicks Muse, Mr. Clutterbuck worked with R. Arriazu & Associates in Buenos Aires and with Mercer Management Consulting in Boston. He was also an assistant professor of Economics at the Universidad Católica Argentina. Mr. Clutterbuck also serves on the boards of several corporations, including Cablevisión S.A., International Outdoor Advertising and Editorial Atlántida S.A. Mr. Clutterbuck received a Licentiate in Economics from the Universidad Católica Argentina and his Masters of Business Administration degree from Stanford University, where he was designated an Arjay Miller Scholar, a distinction awarded to the top 10% of the class. Mr. Clutterbuck has been appointed to our board of directors by our Class H common shareholders.

b.	John A. Gavin, age 72, has served on our Board of Directors since September 2001 and served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of The Hotchkis & Wiley Funds, The TCW Galileo Funds, and Causeway Capital Management. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University. Mr. Gavin has been appointed to our board of directors by our Class H common shareholders.

c.	Eric C. Neuman, age 60, has served on our Board of Directors since September 2001 and is vice chairman of our Board of Directors. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from April, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and Cablevision and serves on the boards of directors of Media Capital and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg

Graduate School of Management, Northwestern University. Mr. Neuman has been appointed to our board of directors by our Class H common shareholders.

     (iv)    Class of Independent Directors to be Elected by Holders of all Classes of Common Shares.

a.	Frank Feather, age 61, has served on our Board of Directors since September 2001 and is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting with national governments and global corporations on future trends. Mr. Feather has written several books, the most recent of which is Future Consumer.Com: The Webolution of Shopping to 2010. He hosts the Future-Trends.com website. Mr. Feather holds an Honors Bachelor of Arts degree in Business Administration from York University in Toronto, Canada.

b.	José Antonio Ríos, age 57, has served on our Board of Directors since September 2001 and is Chief Administrative Officer of Global Crossing Ltd., and also serves as President of the company’s international operation covering the Americas, Europe and Asia. Mr. Ríos also serves as Chairman of the Board of Global Marine Systems Ltd., a unit of Global Crossing. Prior to joining Global Crossing, Mr. Ríos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Ríos was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He has also served on the boards of over 30 companies within the Telefónica group. Mr. Ríos is the former chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Ríos was the founding president and chief executive officer of Galaxy Latin America™, where he was responsible for the planning, development and launch of DIRECTV™. Mr. Ríos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Ríos holds a Bachelor of Science degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela.

c.	Emilio Romano, age 39, has served on our Board of Directors since November 2001 and is the chief executive officer of Mexicana Airlines. In 2001, he co-founded Border Group, LLC and served as an advisor to several entertainment and media companies. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including General Director of Revenue Policy and Federal Fiscal Attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES NAMED ABOVE.

     Information Regarding the Management of the Company.

     Executive Officers and Key Employees

     The following table sets forth, as of December 17, 2004 the names of each of our executive officers, their age, the position they hold and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since
Roberto Vivo-Chaneton[1]	51	Chairman of the Board and Chief Executive Officer	September 21, 2001
Ralph Haiek	47	Chief Operating Officer – Pay Television	September 21, 2001
José Antonio Ituarte	44	Chief Financial Officer	January 1, 2002
Roberto Cibrian-Campoy	45	Executive Vice President – Broadband and Internet	September 21, 2001
Amaya Ariztoy	36	General Counsel	September 21, 2001
Mariano Varela	36	Senior Vice President – Sales and Marketing	January 1, 2003
Jaime de Aguierre Hofa	52	Executive Director – Chilevisión (until Jan. 2004)	April 15, 2002
Javier Urrutia	34	Executive Director — Chilevisión	January 8, 2004
Marcelo Zuñiga	54	Executive Director – Ibero American Radio Chile	August 30, 2002

(1)	Pursuant to Section 68 of our Amended and Restated Articles of Association, Roberto Vivo-Chaneton, as our chief executive officer, was elected (by resolution of the Board of Directors) as chairman of our Board of Directors.

     For information on the executive officers, please refer to Item 6.A. of our 2003 Annual Report.

     Meetings of the Board of Directors and Committees

     In 2003, the Board of Directors held four meetings. The Board of Directors has three standing committees: the Executive Committee; Audit Committee; and the Compensation Committee.

     Executive Committee

     The Executive Committee is comprised of three members: the chairman of the board and chief executive officer; one member appointed by the Class C Directors; and one member appointed by the Class H Directors. The Executive Committee consists of Roberto Vivo-Chaneton, and Messrs. Bardasano and Neuman. In 2003, the Executive Committee held twelve meetings.

     The Executive Committee serves at the pleasure of the Board of Directors and has such powers, authority and duties as the Board of Directors may designate. Meetings of the Executive Committee are the forum in which our chairman of the board and chief executive officer share, discuss and review with the members of the committee, among other things, the following:

•	strategic initiatives;

•	material transactions and matters; and

•	matters to be presented to the full Board of Directors, board committees and such other matters as the Board of Directors may determine from time to time.

     Audit Committee

     The Audit Committee consists of Frank Feather, José Antonio Ríos and Emilio Romano, all of who are members of the Class of Independent Directors. In 2003, the Audit Committee held four meetings.

     The Audit Committee operates under a written Audit Committee Charter adopted by the Board of Directors. Pursuant to the Audit Committee Charter, the following are a few of the Audit Committee’s responsibilities:

     The Audit Committee consists of Frank Feather, José Antonio Ríos and Emilio Romano, all of who are members of the Class of Independent Directors. In 2003, the Audit Committee held four meetings.

     The Audit Committee operates under a written Audit Committee Charter adopted by the Board of Directors. Pursuant to the Audit Committee Charter, the following are a few of the Audit Committee’s responsibilities:

•	selecting and overseeing the engagement of our independent certified public accountants;

•	reviewing the results and scope of the audit and other services provided by our independent auditors;

•	reviewing our financial statements;

•	reviewing and evaluating our internal control functions and financial reporting process; and

•	reviewing and approving all related party transactions.

     Compensation Committee

     We have a five-member Compensation Committee, the majority of the members of which are members of the Class of Independent Directors. Pursuant to Section 98 of our Amended and Restated Articles of Association, two of the members must be Independent Directors. The Compensation Committee consists of: Messrs. Feather, Ríos and Romano (our three independent directors) and Carlos Bardasano and Eric C. Neuman. In 2003, the Compensation Committee held four meetings.

     The Compensation Committee makes recommendations to the Board of Directors regarding the following matters:

•	executive compensation;

•	salaries and incentive compensation for our employees and consultants; and

•	the administration of our share option plans.

     Nominating Committee and Procedures

     We do not have a formal nominating committee, instead, our executive committee fulfilled the responsibilities and performed the functions of a nominating committee, including the nomination of each of the individuals being submitted to our shareholders as independent director nominees for election to our Board of Directors at the Annual Meeting.

     While there are no formal procedures for shareholders to recommend prospective Board of Director nominees beyond those set forth in the section entitled “Shareholder Proposals for the 2005 Annual Meeting” in this proxy statement, our Board of Directors will consider shareholder recommendations. These recommendations should be addressed to the Corporate Secretary who will submit these nominations to the independent members of our Board of Directors for their review.

Compensation and Grant of Stock Options

     Each independent director and up to one director appointed by each of Hicks Muse (our Class H common shareholder) and the Cisneros Group (our Class C common shareholder) who is not an employee of each respective organization is entitled to receive $40,000 annually for service on our Board of Directors, payable quarterly. The directors who received the annual compensation for the year ended December 31, 2003, were Messrs. Ríos, Romano and Feather, our independent directors, Mr. Gavin a non-employee director appointed by Hicks Muse and Mr. Verdaguer a non-employee director appointed by our Class F shareholders. In addition, each independent director is entitled to receive an additional $20,000 if he is a member of our Audit Committee. All directors receive reimbursement for out-of-pocket expenses incurred in connection with attendance at our Board of Directors meetings.

     Prior to June 14, 2004, our non-independent directors were also entitled to an annual directors’ fee. With the exception of Mr. Gavin and Mr. Verdaguer, these fees were never paid. On June 14, 2004, in exchange for the renewal of the existing advisory fee agreement with the Cisneros Group, Hicks Muse (our Class F common shareholder), our non-independent directors (who are appointed by the Cisneros Group, Hicks Muse and the El Sitio founders), except for Mr. Gavin, who is a non-employee director appointed by Hicks Muse agreed to waive all unpaid fees and forego any annual directors’ fees in the future.

     In the year ended December 31, 2003, the aggregate amount of compensation paid to our nine executive officers as a group was approximately U.S. $2,759,696. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

     The following table sets forth, as of December 17, 2004, the options held under the 2001 Share Incentive Plan by our executive officers and certain consultants, as follows:

Manager	Stock Options[1]

Roberto Vivo-Chaneton	403,565
Ralph Haiek	194,112
José Antonio Ituarte	133,112
Roberto Cibrian Campoy	11,120
Mariano Varela	3,800
José Maria Bustamante	3,800
Amaya Ariztoy	3,800
Alfredo Richard	4,600
Leandro Feliz Añon*	27,800
Benjamin Moody*	19,511

*As per employment separation and a post employment consulting agreement.

INDEPENDENT AUDITORS

Appointment of Independent Auditors for 2004

     Our independent auditors for the year ended December 31, 2003, was the firm of Deloitte & Touche LLP (“Deloitte”). The Audit Committee has recommended Deloitte as the independent registered certified public accounting firm to perform audit services for Claxson in 2004, subject to our shareholders’ ratification, see Proposal 3 of this proxy statement.

Fees Paid to Independent Auditors

     The aggregate fees billed by Deloitte for the indicated services rendered during fiscal years 2003 and 2002 were as follows:

[1]Stock option information includes exercisable and non exercisable options.

Audit Fees

     Deloitte has billed our company $611,000, in the aggregate, for professional services for the audit of our consolidated financial statements for the year ended December 31, 2003 and reviews of our financial statements which are included in our Annual Report on Form 20-F for the year ended December 31, 2003. During 2002, audit fees totaled $514,000 and included professional services for the audit of our consolidated financial statements for the year ended December 31, 2002 and reviews of our financial statements which are included in our Annual Report on Form 20-F for the year ended December 31, 2002.

     Audit Related Fees

     During 2003, Deloitte billed us $29,000 for audit related professional services. These services included the audit of our benefit plans and consultations concerning financial accounting and reporting standards. During 2002, audit related fees totaled $52,000 and included professional services related to our benefit plans.

     Tax Fees

     During 2003, Deloitte billed our company $240,000 for tax consultation services. In 2002, Deloitte billed us $260,000 for tax consultation services.

     All Other Fees

     There were no other fees billed by Deloitte for 2003. During 2002, Deloitte billed us $13,000 for all other fees, primarily relating to the auditing of the number of subscribers for one of our customers.

     Additional Information

     The following information may be found in the indicated sections of our 2003 Annual Report on Form 20-F, which is being mailed with this proxy statement.

Type of Information	Form 20-F Reference
Option Plan	Item 6B. Compensation

Certain Transactions and Related Party Transactions	Item 7B. Related Party Transactions For an update on our related party transactions since the 2003 Annual Report, please see “Certain Transactions” below.

Voting Securities	Item 10B. Memorandum and Articles of Association

     We have no formal policy regarding attendance by our directors at annual shareholders meetings, although our Chief Executive Officer and Chairman of the Board of Directors have historically attended those meetings. Anyone who has a concern about our conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Chairman of our Board of Directors, our non-management directors or our Audit Committee. Such communications may be confidential or anonymous, and may be e-mailed to the e-mail address that will be published on our website at www.claxson.com. All such concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by our chief financial officer in the same way that other concerns are addressed by us. Our Code of Ethical Conduct prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

     Report of the Audit Committee

     The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of Claxson’s filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent that we specifically incorporate such report by reference.

     We act under a written charter that has been adopted by Claxson’s Board of Directors. While we have the responsibilities set forth in this charter, it is not our duty to plan or conduct audits or to determine that Claxson’s financial statements are complete, accurate or in compliance with generally accepted accounting principles. This is the responsibility of Claxson’s management and independent auditors.

     Our primary function is to assist the Board of Directors in their evaluation and oversight of the integrity of Claxson’s financial statements, the qualifications and independence of Claxson’s independent auditors and the performance of Claxson’s external and internal audit functions. In addition, while we are also responsible for assisting the Board of Directors in their evaluation and oversight of Claxson’s compliance with applicable laws and regulations, it is not our duty to assure compliance with such laws and regulations or Claxson’s Compliance Plan and related policies.

     We also oversee Claxson’s auditing, accounting and financial reporting processes generally. Management is responsible for Claxson’s financial statements and the financial reporting process, including the system of internal controls. We also review the preparation by management of Claxson’s quarterly and annual financial statements. Claxson’s independent auditors, who are accountable to us, are responsible for expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Claxson in conformity with generally accepted accounting principles in the United States. We are responsible for retaining Claxson’s independent auditors, and maintain sole responsibility for their compensation, oversight and termination. We also are responsible for pre-approving all non-audit services to be provided by the independent auditors, and on an annual basis discussing with the independent auditors all significant relationships they have with Claxson to determine their independence.

     In fulfilling our oversight role, we met and held discussions with Claxson’s management and independent auditors. Management advised us that Claxson’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and Claxson’s independent auditors. We discussed privately with the independent auditors matters deemed significant by the independent auditors, including those matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended.

     The independent auditors also provided us with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and we discussed with the independent auditors matters relating to their independence and considered whether their provision of non-audit services is compatible with maintaining their independence.

     Based on our review with management and the independent auditors of Claxson’s audited consolidated financial statements and the independent auditors’ report on such financial statements, and based on the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors that the audited consolidated financial statements be included in Claxson’s Annual Report on Form 20-F for the year ended December 31, 2003 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors.

Frank Feather
José Antonio Ríos
and Emilio Romano

CERTAIN TRANSACTIONS

     1. On September 20, 2004, 1945 Carlton Investments LLC, an affiliate of the Cisneros Group, purchased $500,000 principal amount of Claxson’s Series 8.25% Subordinated Convertible Debentures due July 31, 2006. On the same date, another affiliate of the Cisneros Group, 1947 Carlyle Investments LLC, purchased $1,000,000 principal amount of the Claxson Debentures.

     2. On September 20, 2004, the Executive Officers of Claxson purchased the following principal amounts of Claxson’s Series 8.25% Subordinated Convertible Debentures due July 31, 2006: Roberto Vivo-Chaneton — $1,500,000; Ralph Haiek — $250,000; and Jose Antonio Ituarte Duran — $250,000.

     3. On October 29, 2004, funds associated with Hicks Muse Tate & Furst purchased 830,259 newly issued Class A common shares of Claxson and also received a 38% equity interest in DLA Holdings, Inc. As part of the transaction, Claxson obtained a 48% equity interest in DLA Holdings, Inc. in exchange for investing funds in DLA and an agreement to provide certain services to it.

     4. In connection with certain amendments to the satellite transponder lease agreements between Claxson and PamAmSat, Venevision International, an affiliate of the Cisneros Group, PamAmSat and Claxson executed a Cancellation and Release of Guaranty, dated November 9, 2004, pursuant to which PamAmSat released Venevision International from its obligations as Guarantor of one of Claxson’s transponder lease agreements in consideration for Claxson’s agreement to issue a new guaranty in PamAmSat’s favor.

PROPOSAL 2 – APPROVAL AND ADOPTION OF
THE COMPANY’S AMENDED AND RESTATED
2001 SHARE INCENTIVE PLAN

PLAN DESCRIPTION

Background and Purpose

     Our 2001 Share Incentive Plan (the “Original Plan”), was adopted by our Board of Directors and ratified by our shareholders on September 7, 2001.

     Our Board of Directors has approved the amendment and the restatement of the Original Plan (the “Amended Plan”) and recommended that the Amended Plan be submitted to our shareholders for their approval at this Annual Meeting. If the Amended Plan is approved and adopted at the Annual Meeting, the Amended Plan will now provide that the maximum number of Class A Common Shares which may be received by each of our Chief Executive Officer, our Chief Financial Officer and the Chief Operating Officer of our Pay Television Division during any fiscal year pursuant to awards thereunder may not exceed 225,000, up from 85,000 which was the maximum under the Original Plan.

     The terms of the Amended Plan, like the Original Plan, provide for grants of stock options and restricted stock (collectively, the “Awards”). The purpose of the Amended Plan is to provide a means through which we may attract key personnel to enter into and remain in our employ, as well as to provide a means whereby those key persons upon whom the responsibilities of our successful administration and management rest, and whose present and potential contributions to our welfare are of importance, can acquire and maintain stock ownership, thereby strengthening their commitment to our welfare and promoting the mutuality of interests between participants and our Shareholders. A further purpose of the Amended Plan is to provide participants with additional incentive and reward opportunities designed to enhance the profitable growth of our company, and provide Participants with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value.

     The effective date of the Amended Plan is February 3, 2004 (the “Effective Date”). As of the date of this Proxy Statement, options to purchase all of the Class A Common Shares available under the Amended Plan have been granted under the Amended Plan.

     Shareholder approval of the Amended Plan is required (i) to comply with certain exclusions from the limitations of Section 162(m) of the Internal Revenue Code of 1986, which we refer to as the Code, as described below, (ii) for the Amended Plan to be eligible under the “plan lender” exemption from the margin requirements of Regulation G promulgated under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and (iii) to comply with the incentive stock options rules under Section 422 of the Code. The following is a summary of certain principal features of the Amended Plan. This summary is qualified in its entirety by reference to the complete text of the Amended Plan. Shareholders are urged to read the actual text of the Amended Plan in its entirety which is set forth as Exhibit A to this proxy statement.

     Administration

     The Amended Plan is administered by our compensation committee of our Board of Directors. The plan provides for the grant of both non-qualified and incentive stock options and for the grant of restricted shares. Incentive stock options are options that satisfy the requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Non-qualified stock options are stock options that do not satisfy the requirements of Section 422 of the Code. Stock options will be granted by our compensation committee. Restricted shares will be granted by our Board of Directors.

     Some grants of stock options and restricted shares may be made by a subcommittee of our compensation committee in order to satisfy certain tax requirements that must be complied with in order for us to avoid the loss of any U.S. federal income tax deduction.

     Shares Subject to the Plan

     The maximum number of Class A Common Shares available for grant under the Amended Plan is 930,000, all of which have been previously granted. Therefore, there are no options available under the plan for future grant. The Amended Plan provides that no single participant may be granted stock options covering in excess of 85,000 Class A Common Shares in any fiscal year, except that our Chief Executive Officer, our Chief Financial Officer and the Chief Operating Officer of our Pay Television Division may receive up to 225,000 of the Class A Common Shares. The number of Class A Common Shares subject to these limits, as well as the number and kind of shares subject to outstanding awards, may be adjusted by our compensation committee or by our Board of Directors in the event of any change in corporate capitalization.

     Stock Options

     All stock options granted under the Amended Plan must be evidenced by, and subject to the terms of, a written award agreement. Unless otherwise provided by our compensation committee in an award agreement, the term of stock options granted under the plan will be ten years. Unless otherwise provided by our compensation committee in the applicable award agreement, stock options will vest in three annual installments of 30%, 30% and 40%. Stock options will have an exercise price per Class A Common Share equal to the fair market value of each share on the date of grant.

     Under the Amended Plan, unvested stock options held by a participant will generally expire upon termination of that participant’s employment. If termination is due to death, the optionee’s estate will have one year to exercise vested stock options, unless our compensation committee provides otherwise in the applicable award agreement. If termination results from retirement or disability, the optionee will have two years to exercise vested stock options, unless our compensation committee provides otherwise in the applicable award agreement. If termination is for cause, no stock options will thereafter be exercisable, unless our compensation committee provides otherwise in the applicable award agreement. Upon termination for a reason other than death, disability, retirement or cause, vested stock options will remain exercisable for six months, unless our compensation committee provides otherwise in the applicable award agreement. Unless our compensation committee provides otherwise in the applicable award agreement, if a participant dies during, and within one year immediately preceding the conclusion of, a post-termination exercise period, the participant’s estate will be permitted to exercise stock options until the earlier of the first anniversary of the date of death or the expiration of the stated term of the stock option, even if such date is later than the end of the initial post-termination exercise period.

     A participant exercising a stock option may pay the exercise price in cash or, if approved by our compensation committee, with previously acquired Class A Common Shares or in a combination of cash and Class A Common Shares. However, Class A Common Shares may be used for this purpose only if they have been held by the participant for at least six months prior to the time of exercise or if they were purchased by the participant on the open market. Our compensation committee, in its discretion, may allow the cashless exercise of stock options or may permit the exercise price to be satisfied through the withholding of Class A Common Shares subject to the portion of the stock option being exercised. Upon receipt of a notice of exercise of a stock option, our compensation committee may, in its discretion, choose to cash out such stock option by providing the participant with cash or with Class A Common Shares equal in value to the product of (1) the difference in value between the fair market value of a Class A Common Share and the exercise price of such stock option times (2) the number of shares for which the stock option would have been exercised.

     Unless otherwise provided by our Board of Directors, stock options will be nontransferable other than by will or the laws of descent and distribution.

     Our compensation committee may establish procedures pursuant to which participants may defer the receipt of the Class A Common Shares subject to a stock option exercise.

     Restricted Shares

     Restricted shares may be granted under the Amended Plan subject to performance goals or service requirements. Prior to the lapse of restrictions, a participant may not sell, assign, transfer, pledge or otherwise encumber restricted shares, although a participant may pledge restricted shares as security for a loan, the sole purpose of which is to provide funds for the purchase of stock options under the plan. Prior to the lapse of restrictions, any certificate issued with respect to restricted shares must contain a legend noting that the shares are restricted. Generally, all restricted shares will be forfeited if a participant terminates employment prior to the lapse of restrictions. However, our Board of Directors shall have the discretion to waive the restrictions with respect to a participant who is terminating employment.

     Participants will be entitled to vote their restricted shares and to receive dividends upon their restricted shares. However, our Board of Directors may provide in an award agreement that any such dividends will themselves be invested in our restricted shares.

     All restricted shares granted under the plan must be evidenced by, and subject to the terms of, a written award agreement.

     Change in Control

     If a change in control occurs, any option that is not then exercisable and vested will become fully exercisable and vested and restrictions on all restricted shares will lapse. In addition, our Board of Directors will have the power to make any additional adjustments to outstanding awards that it deems appropriate, including, without limitation, the power to make cash payments in cancellation of outstanding awards, and the power to issue a substitute award in place of outstanding awards. A change in control will occur generally upon any of the following events:

•	any acquisition by a person, other than a member or affiliate of the Cisneros Group, an affiliate of Hicks, Muse, Tate & Furst Incorporated or an affiliate of the El Sitio founders, of more than 50% of its outstanding share capital or voting securities, in each case subject to specified exceptions;

•	a change in the majority of the members of our Board of Directors, unless approved by the incumbent directors;

•	the consummation of certain mergers or restructurings of our company, or certain sales of all or substantially all of our assets; or

•	approval by our shareholders of a liquidation, dissolution or sale of substantially all of our assets.

     Amendments

     Our Board of Directors may at any time amend or terminate the Amended Plan and may amend the terms of any outstanding option or other award, except that no termination or amendment may materially and adversely impair the rights of participants as they relate to outstanding options or awards. However, no amendment to the plan will be made without the approval of our shareholders to the extent approval is required by any stock exchange on which our Class A Common Shares may be listed or traded at the time.

Federal Income Tax Consequences of Awards

     The Amended Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

     On exercise of a nonqualified stock option granted under the Amended Plan an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the shares of stock acquired on exercise of the option over the exercise price. If the optionee is our employee, that income will be subject to the withholding of Federal income tax. The optionee’s tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and his holding period for those shares will begin on that date.

     If an optionee pays for shares of stock on exercise of an option by delivering our common shares, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee’s tax basis in them. The optionee, however, otherwise will be taxed on the exercise of the option in the manner described above as if he had paid the exercise price in cash. If a separate identifiable stock certificate is issued for that number of shares equal to the number of shares delivered on exercise of the option, the optionee’s tax basis in the shares represented by that certificate will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered. The optionee’s tax basis and holding period for the additional shares received on exercise of the option will be the same as if the optionee had exercised the option solely in exchange for cash.

     We will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Incentive Stock Options

     The Amended Plan provides for the grant of stock options that qualify as “incentive stock options” as defined in section 422 of the Code, which we refer to as ISOs. Under the Code, an optionee generally is not subject to tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the “required holding period,” the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder’s tax basis in that share will be long-term capital gain or loss.

     If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the required holding period, which we refer to as a “disqualifying disposition,” the optionee generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. If, however, the disqualifying disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

     An optionee who exercises an ISO by delivering common shares acquired previously pursuant to the exercise of an ISO before the expiration of the required holding period for those shares is treated as making a disqualifying disposition of those shares. This rule prevents “pyramiding” or the exercise of an ISO (that is, exercising an ISO for one share and using that share, and others so acquired, to exercise successive ISOs) without the imposition of current income tax.

     For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee’s alternative minimum taxable income for the year in which the option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the option is exercised, there will be no adjustment with respect to that share. If there is a disqualifying disposition in a later year, no income with respect to the disqualifying disposition is included in the optionee’s alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

     We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the required holding period. However, if there is a disqualifying disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Share Awards

     Generally, the recipient of a share award will recognize ordinary compensation income at the time the shares are received equal to the excess, if any, of the fair market value of the share received over any amount paid by the recipient in exchange for the share. If, however, the shares are non-vested when they are received under the Amended Plan (for example, if the employee is required to work for a period of time in order to have the right to sell the share), the recipient generally will not recognize income until the share becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the share on the date it becomes vested over any amount paid by the recipient in exchange for the share. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the share award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the shares on the date the award is granted over any amount paid by the recipient in exchange for the shares.

     The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as share awards will be the amount paid for such shares plus any ordinary income recognized either when the shares are received or when the shares became vested. Upon the disposition of any shares received as a share award under the Amended Plan the difference between the sale price and the recipient’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more the one year from the date as of which he or she would be required to recognize any compensation income.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE COMPANY’S AMENDED AND RESTATED 2001 SHARE INCENTIVE PLAN.

PROPOSAL 3 – RATIFICATION OF INDEPENDENT AUDITORS

     Our Audit Committee has selected Deloitte & Touche LLP, an independent registered certified public accounting firm, as the independent auditors of our financial statements for the fiscal year ending December 31, 2004. Deloitte & Touche LLP audited the financial statements for the year ended December 31, 2003. One or more representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate shareholder questions.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.

SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

     A shareholder may present a proposal at the 2005 Annual Meeting of Shareholders if it is submitted to our Corporate Secretary at the address below no later than Tuesday, August 30, 2005.

     A shareholder wishing to recommend a candidate for election to the Board of Directors should send the recommendation and a description of the person’s qualifications to our Corporate Secretary at the address below no later than Tuesday, August 30, 2005. A nomination that does not comply with the above requirements will not be considered.

     Send all proposals or nominations to Amaya Ariztoy, Corporate Secretary, Claxson Interactive Group Inc., 1550 Biscayne Boulevard, Miami, Florida 33132.

OTHER BUSINESS

     We know of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

Exhibit A

CLAXSON INTERACTIVE GROUP INC.

AMENDED AND RESTATED 2001 SHARE INCENTIVE PLAN

(AS OF FEBRUARY 3, 2004)

SECTION 1. PURPOSE; DEFINITIONS

     The purpose of the Plan is to enable the Company to attract, retain and motivate directors, officers, employees and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a share plan providing incentives directly linked to the financial performance of the Company’s businesses and to increases in the value of the Company for its shareholders.

     For purposes of the Plan, the following terms are defined as set forth below:

     (a) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, is controlled by, controls, or is under common control with, such Person.

     (b) “Awards” mean Share Options or Restricted Shares granted pursuant to the Plan.

     (c) “Board” means the Board of Directors of the Company.

     (d) “Cause” means, unless otherwise provided in a written Award agreement, (i) “Cause,” as defined in any individual Agreement to which the participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) the willful refusal of the participant to perform in any material respect the participant’s duties or responsibilities or the failure of the participant to comply in any material respect with the Company’s policies and procedures, (B) the participant’s conviction of, or entry of a plea of guilty or nolo contendere to, a felony, (C) the participant’s fraud or other illegal conduct in the performance of the participant’s duties for the Company, or (D) the participant’s willful and material violation of applicable U.S. (federal, state, or local) or non-U.S. securities laws or regulations, or of applicable stock exchange rules and regulations. The Committee shall, unless otherwise provided in an Individual Agreement with the participant, have the sole discretion to determine whether “Cause” exists, and its determination shall be final.

     (e) “Change in Control” has the meaning set forth in Section 7(b).

     (f) “Cisneros Entities” means Carlton Investments LLC, Carlyle Investments LLC, any Affiliate of either Carlton Investments LLC or Carlyle Investments LLC, and any member or members of the Cisneros Family.

     (g) “Cisneros Family” shall mean Ricardo Cisneros or Gustavo Cisneros, members of their immediate families and their lineal descendants, any trusts or entities established primarily for the benefit of any such persons, and any entities controlled directly or indirectly by any such individuals or entities.

     (h) “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

     (i) “Combination Agreement” means that Combination Agreement dated October 30, 2000, as amended as of June 26, 2001 and August 7, 2001, by and among Claxson Interactive Group Inc.,

(formerly known as New Site Inc.), Carlyle Investments LLC and Carlton Investments LLC, (as assignees of Newhaven Overseas Corp.), Ibero-American Media Partners II Ltd., Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and El Sitio, Inc. (j) “Combination Agreement Effective Time” shall mean the Effective Time (as defined in the Combination Agreement).

     (k) “Commission” means the U.S. Securities and Exchange Commission or any successor agency.

     (l) “Committee” means the Committee referred to in Section 2.

     (m) “Common Shares” means Class A Common Shares of the Company, par value US $.01 per share.

     (n) “Company” means Claxson Interactive Group Inc., a British Virgin Islands international business company.

     (o) “Covered Employee” means a participant designated prior to the grant of an Award who is or may be a “covered employee” within the meaning of Section 162(m)(3) of the Code in the year in which such Award is, or is expected to be, taxable to such participant.

     (p) “Disability” means, unless otherwise provided in a written Award agreement, (i) “Disability” as defined in any Individual Agreement to which the participant is a party, or (ii) if there is no such Individual Agreement or if it does not define “Disability,” permanent and total disability as determined under the Company’s Long-Term Disability Plan applicable to the participant, or, if no such Long-Term Disability Plan is applicable, the inability of the participant to perform in all material respects his or her duties and responsibilities to the Company, its Subsidiaries, and its Affiliates, by reason of a mental or physical disability or infirmity which is reasonably expected to be permanent and which has continued for a period of six consecutive months. (q) “Eligible Individuals” mean directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates, who are providing, or will provide, bona fide services to the Company, or its Subsidiaries or Affiliates.

     (r) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

     (s) “Fair Market Value” means, except as otherwise provided by the Committee, as of any given date, the closing per-share sales price for the Common Shares as reported on Nasdaq (or other such market or exchange on which such prices are regularly quoted) for the immediately preceding date, or if the Common Shares are regularly traded on Nasdaq (or other such market or exchange) but were not traded on Nasdaq (or other such market or exchange) on such immediately preceding date, then on the next preceding date on which Common Shares were traded on Nasdaq (or such other market or exchange on which such shares were traded), all as reported by such source as the Committee may select. If there is no market or exchange upon which Common Shares are regularly traded, the Fair Market Value shall mean the value established by the Committee in good faith.

     (t) “Founders” has the meaning set forth in the Combination Agreement.

     (u) “Hicks Muse Entities” means Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P., and any Affiliate of any of Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., or HMLA 1-SBS Coinvestors, L.P.

     (v) “Incentive Share Option” means any Share Option designated as, and qualified as, an “incentive stock option” within the meaning of Section 422 of the Code.

     (w) “Individual Agreement” means any written employment, consulting or similar agreement between a participant and the Company or one of its Subsidiaries or Affiliates.

     (x) “Non-Qualified Share Option” means any Share Option that is not an Incentive Share Option.

     (y) “Performance Goals” means the performance goals that may be established by the Committee in writing in connection with the grant of Restricted Shares. In the case of Qualified Performance-Based Awards, (i) such goals shall be based on the attainment of specified levels of one or more of the following measures: earnings per share, sales, net profit after tax, operating profit, cash generation, unit volume, return on equity, increase in working capital, return on capital or shareholder return, and (ii) such Performance Goals shall be set by the 162(m) Committee (and ratified by the Board) within the time period prescribed by, and otherwise structured and administered in a manner designed to satisfy, Section 162(m) of the Code and related regulations.

     (z) “Person” means an individual, entity or group (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act).

     (aa) “Plan” means the Claxson Interactive Group Inc. 2001 Share Incentive Plan, as set forth herein and as hereinafter amended from time to time.

     (bb) “Qualified Performance-Based Award” means an Award of Restricted Shares designated as such by the Board at the time of grant, based upon a determination that (i) the recipient is or may be a “covered employee” within the meaning of Section 162(m)(3) of the Code in the year in which the Company would expect to be able to claim a tax deduction with respect to such Award and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption.

     (cc) “Restricted Shares” means an Award granted under Section 6.

     (dd) “Restricted Shares Agreement” is defined in Section 6(c)(vi).

     (ee) “Retirement” means retirement from active employment or other service with the Company, a Subsidiary or Affiliate at or after age 65.

     (ff) “Section 162(m) Exemption” means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

     (gg) “Share Option” means an Award granted under Section 5.

     (hh) “Share Option Agreement” is defined in Section 5(m).

     (ii) “Subsidiary” means any corporation, partnership, joint venture or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

     (jj) “Termination of Service” means the termination of the participant’s employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. A participant employed by, or performing services for, a Subsidiary or an Affiliate shall also be deemed to incur a Termination of Service if the Subsidiary or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. A temporary absence from employment because of illness, vacation, leave of absence, or transfer among the Company and its Subsidiaries and Affiliates shall not be considered to constitute a Termination of Service.

     In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

SECTION 2. ADMINISTRATION

     The Plan shall be administered by the Compensation Committee or such other committee of the Board as the Board may from time to time designate (the “Committee”); provided, however, that the grant and terms (including any Performance Goals and target levels of achievement) of any Qualified Performance-Based Award shall be determined by a separate subcommittee (the “162(m) Committee”) composed solely of not less than two non-employee directors who qualify as “independent directors” within the meaning of Rule 4200 of the National Association of Securities Dealers, and as “outside directors” within the meaning of Section 162(m) of the Code, which shall be appointed by, and serve at the pleasure of, the Board; provided, further, that should any participant be subject to Section 16 of the Exchange Act (to the extent, if any, that Section 16 of the Exchange Act is applicable) with respect to Common Shares subject to an Award, the Committee shall take all steps necessary to ensure that such Award is granted in a manner designed to ensure that future transactions with respect to such Common Shares will be exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act (to the extent, if any, that Section 16 of the Exchange Act is applicable), including, if necessary, delegating the responsibilities to grant and establish the terms of such Award to another committee or to a subcommittee.

     The Committee shall have authority to grant Share Options pursuant to the terms of the Plan to Eligible Individuals. The Board shall have the authority to award Restricted Shares pursuant to the terms of the Plan to Eligible Individuals.

     Among other things, the Committee shall have the authority, subject to the terms of the Plan:

     (a) To select the Eligible Individuals to whom Share Options may from time to time be granted;

     (b) To determine whether and to what extent Incentive Share Options, Non-Qualified Share Options, or any combination thereof are to be granted hereunder;

     (c) To determine the number of Common Shares to be covered by each Share Option granted hereunder;

     (d) To determine the terms and conditions of any Share Option granted hereunder (including, but not limited to, the option price (subject to Section 5(a))), any vesting condition, restriction or limitation (which may be related to the performance of the participant, the Company or any Subsidiary or Affiliate), based on such factors as the Committee shall determine;

     (e) Subject to Section 8, to modify, amend or adjust the terms and conditions of any Share Option, at any time or from time to time; and

     (f) To determine to what extent and under what circumstances Common Shares and other amounts payable with respect to an Award may be deferred by a participant.

     Except to the extent reserved to the Board, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable, to interpret the terms and provisions of the Plan and of any Award issued under the Plan (and any agreement relating thereto), to correct any defect or supply any omission or reconcile any inconsistency in the manner the Committee deems necessary or desirable, and to otherwise supervise the administration of the Plan.

     The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the applicable rules of a stock exchange or automated interdealer securities market, allocate all or any portion of its responsibilities and powers to any one or more of its members; provided that no such allocation may be made that would cause Awards or other transactions under the Plan to cease to be exempt from Section 16(b) of the Exchange Act (to the extent, if any, that Section 16 of the Exchange Act is applicable) or, unless otherwise permitted by the Board at any time, cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption. Any such allocation may be revoked by the Committee or by the Board at any time.

     Any determination made by the Committee or pursuant to allocated authority pursuant to the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or the members thereof to whom authority has been allocated at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or the members thereof to whom authority has been allocated pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants, unless determined otherwise by the Board.

     Any authority granted to the Committee may also be exercised by the full Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Exchange Act (to the extent, if any, that Section 16 of the Exchange Act is applicable). To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

SECTION 3. COMMON SHARES SUBJECT TO PLAN

     The maximum number of Common Shares that may be delivered to participants and their beneficiaries under the Plan shall be 930,000, subject to adjustment in accordance with this Section 3. No participant, other than the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Pay Television Division of the Company, may be granted Share Options covering in excess of 85,000 Common Shares in any fiscal year of the Company; provided, however, that Roberto Vivo-Chaneton, the initial Chairman of the Board and Chief Executive Officer of the Company, shall receive an initial grant of Share Options covering 185,389 Common Shares. None of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Pay Television Division of the Company, may

be granted Share Options covering in excess of 225,000 Common Shares in any fiscal year of the Company. Shares subject to an Award under the Plan may be authorized and unissued shares or may be treasury shares.

     If any Award is forfeited, or if any Share Option terminates, expires or lapses without being exercised, Common Shares subject to such Awards shall again be available for distribution in connection with Awards under the Plan. To the extent any Common Shares subject to an Award are not delivered to a participant because such shares are used to satisfy an applicable tax-withholding obligation, such Common Shares shall not be deemed to have been delivered for purposes of determining the maximum number of Common Shares available for delivery under the Plan. The maximum number of Common Shares that may be issued pursuant to Share Options intended to be Incentive Share Options shall be 930,000 Common Shares. The maximum number of Common Shares that may be issued pursuant to Share Options shall be 930,000 Common Shares. No more than 85,000 Common Shares may be subject to Qualified Performance-Based Awards granted to any participant in any calendar year; provided, however, that each of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Pay Television Division of the Company, may be granted up to 225,000 Common Shares in any calendar year that are subject to Qualified Performance-Based Awards.

     In the event of any change in corporate capitalization (including, but not limited to, a change in the number of Common Shares outstanding), such as a stock split or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of Common Shares or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, the Committee or Board may make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan, and the maximum limitation upon Share Options to be granted to any participant, in the number, kind and option price of shares subject to outstanding Share Options, in the number and kind of shares subject to outstanding Restricted Shares granted under the Plan and/or such other equitable substitution or adjustments as it may determine to be appropriate in its sole discretion; provided, however, that the number of shares subject to any Award shall always be a whole number.

SECTION 4. ELIGIBILITY

     Share Options may be granted by the Committee under the Plan to Eligible Individuals selected by the Committee, in its discretion. Restricted Shares may be granted by the Board under the Plan to Eligible Individuals selected by the Board, in its discretion.

SECTION 5. SHARE OPTIONS

     Share Options may be granted alone or in addition to other Awards granted under the Plan and may be of two types: Incentive Share Options; and Non-Qualified Share Options. Any Share Option granted under the Plan shall be either an Incentive Share Option or a Non-Qualified Share Option, as the Committee shall determine.

     The Committee shall have the authority to grant any optionee Incentive Share Options, Non-Qualified Share Options or both types of Share Options; provided, however, that grants hereunder are subject to the aggregate limit on grants to individual participants set forth in Section 3. Incentive Share Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code). To the extent that any Share Option is not designated as an Incentive Share Option or even if so designated does not qualify as an Incentive Share Option on or subsequent to its grant date, it shall constitute a Non-Qualified Share Option. Notwithstanding anything else contained herein, to the extent that any Share Option is granted to an individual who the Committee determines to be a Covered Employee, the responsibility to grant and establish the terms of such Share Option shall be delegated to the 162(m) Committee, subject to the ratification of such Award by the Board.

     The terms and provisions of Share Option Agreements need not be the same for each participant, but must be in accordance with the terms of this Plan. Each Share Option Agreement shall indicate on its face whether it is intended to be an agreement for an Incentive Share Option or a Non-Qualified Share Option. The grant of a Share Option shall occur on the date the Committee by resolution selects an Eligible Individual to receive a grant of a Share Option, determines the number of Common Shares to be subject to such Share Option to be granted to such Eligible Individual and specifies the terms and provisions of the Share Option. The Company shall notify an Eligible Individual of any grant of a Share Option, and a written Share Option Agreement or Share Option Agreement shall be duly executed and delivered by the Company to the participant. Such Share Option Agreement or Share Option Agreements shall become effective upon execution by the Company and the participant.

     Share Options granted under the Plan shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Committee shall deem desirable:

     (a) Option Price. The option price per Common Share purchasable under a Share Option shall be determined by the Committee and set forth in the applicable Share Option Agreement, and shall not be less than the Fair Market Value of a Common Share on the date of grant.

     (b) Option Term. Unless otherwise determined by the Committee and provided in the applicable Share Option Agreement, the term of each Share Option shall be 10 years; provided, however, that no Incentive Share Option shall under any circumstances be exercisable more than 10 years after the date the Share Option is granted.

     (c) Exercisability. Unless determined otherwise by the Committee and provided in the applicable Share Option Agreement, each Share Option shall become vested and exercisable with respect to 30% of the Common Shares covered thereby on the first anniversary of the date of grant, with respect to an additional 30% of such Common Shares on the second anniversary of the date of grant, and with respect to the remaining 40% of such Common Shares on the third anniversary of the date of grant. The Board may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Board may determine. In addition, the Board may at any time accelerate the exercisability of any Share Option. The exercise date of a Share Option shall be the later of the date a notice of exercise is received by the Committee and, if applicable, the date payment is received by the Committee pursuant to this Section 5.

     (d) Method of Exercise.

     (i) Subject to the provisions of this Section 5, Share Options may be exercised, in whole or in part, at any time during the option term by giving written notice of exercise to the Company specifying the number of Common Shares subject to the Share Option to be purchased. Such notice shall be accompanied by payment in full of the option price by certified or bank check or such other instrument as the Committee may accept. The Committee may approve payment, in full or in part, by any of the following methods:

     (1) Payment in the form of unrestricted Common Shares (by delivery of such Common Shares or by attestation) already owned by the optionee (based on the Fair Market Value of the Common Shares on the date the Share Option is exercised);

     provided, however, that, in the case of an Incentive Share Option, the right to make a payment in the form of already owned Common Shares may be authorized only at the time the Share Option is granted and provided, further, that such already owned Common Shares have been held by the optionee for at least six months at the time of exercise or had been purchased on the open market;

     (2) Delivery of a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the applicable portion of the option price of such Share Option, and, if requested, the amount of any U.S. (federal, state, or local) or non-U.S. withholding taxes. To facilitate the foregoing, the Company may enter into agreements for coordinated procedures with one or more brokerage firms; or

     (3) Instruction to the Committee to withhold a number of Common Shares having a Fair Market Value on the date of exercise equal to the applicable portion of the option price of such Share Option.

     (ii) The Board may provide for Company loans to be made for purposes of the exercise of Share Options.

     (iii) No Common Shares shall be issued until full payment therefor has been made.

     (iv) Except as otherwise provided in Section 5(k) below, an optionee shall have all of the rights of a shareholder of the Company holding Common Shares (including, if applicable, the right to vote the Common Shares and the right to receive dividends), when the optionee has given written notice of exercise, has paid in full for such Common Shares and, if requested, has given the representation described in Section 10(a).

     (e) Nontransferability of Share Options. No Share Option shall be transferable (by means of sale, assignment, exchange, encumbrance, hypothecation, pledge or otherwise) by the optionee other than (i) by will or by the laws of descent and distribution or (ii) in the case of a Non-Qualified Share Option, as otherwise expressly permitted by the Board. All Share Options shall be exercisable, subject to the terms of this Plan, only by the optionee, the guardian or legal representative of the optionee, or any person to whom such option is transferred pursuant to this paragraph, it being understood that the terms “holder” and “optionee” include such guardian, legal representative and other permitted transferee.

     (f) Termination by Death. Unless otherwise determined by the Committee and provided in the applicable Share Option Agreement, if an optionee incurs a Termination of Service by reason of death, any Share Option held by such optionee may thereafter be exercised, to the extent exercisable on the date of death, or on such accelerated basis as the Committee may determine, for a period of one year from the date of such death or until the expiration of the stated term of such Share Option, whichever period is the shorter.

     (g) Termination by Reason of Disability. Unless otherwise determined by the Committee and provided in the applicable Share Option Agreement, if an optionee incurs a Termination of Service by reason of Disability, any Share Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable on the date of such Termination of Service, or on such accelerated basis as the Committee may determine, for a period of two years from the date of such Termination of Service or until the expiration of the stated term of such Share Option, whichever period is the shorter; provided, however, that if the optionee dies within such period, any unexercised Share Option held by such optionee shall, notwithstanding the expiration of such period, continue to be exercisable to the extent to which it was exercisable on the date of death for a period of one year from the date of such death or until the expiration of the stated term of such Share Option, whichever period is the shorter. In the event of Termination of Service by reason of Disability, if an Incentive Share Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Share Option shall thereafter be treated as a Non-Qualified Share Option.

     (h) Termination by Reason of Retirement. Unless otherwise determined by the Committee and provided in the applicable Share Option Agreement, if an optionee incurs a Termination of Service by reason of Retirement, any Share Option held by such optionee may thereafter be exercised by the optionee, to the extent it was exercisable on the date of such Termination of Service, or on such accelerated basis as the Committee may determine, for a period of two years from the date of such Termination of Service or until the expiration of the stated term of such Share Option, whichever period is the shorter; provided, however, that if the optionee dies within such period, any unexercised Share Option held by such optionee shall, notwithstanding the expiration of such period, continue to be exercisable to the extent to which it was exercisable on the date of death for a period of one year from the date of such death or until the expiration of the stated term of such Share Option, whichever period is the shorter. In the event of Termination of Service by reason of Retirement, if an Incentive Share Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Share Option shall thereafter be treated as a Non-Qualified Share Option.

     (i) Other Termination. Unless otherwise determined by the Committee and provided in the applicable Share Option Agreement: (A) if an optionee incurs a Termination of Service for Cause, all Share Options held by such optionee shall thereupon terminate; and (B) if an optionee incurs a Termination of Service for any reason other than death, Disability, Retirement or for Cause, any Share Option held by such optionee may be exercised, to the extent it was exercisable on the date of Termination of Service, or on such accelerated basis as the Committee may determine, for six months from the date of such Termination of Service or until the expiration of the stated term of such Share Option, whichever period is the shorter; provided, however, that if the optionee dies within such six-month period, any unexercised Share Option held by such optionee shall, notwithstanding the expiration of such six-month period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of one year from the date of such death or until the expiration of the stated term of such Share Option, whichever period is the shorter. If an Incentive Share Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Share Option shall thereafter be treated as a Non-Qualified Share Option.

     (j) Cashing Out of Share Option. On receipt of written notice of exercise, the Board may elect to cash out all or part of the portion of the Common Shares for which a Share Option is being exercised by paying the optionee an amount, in cash or Common Shares, equal to the product of (i) the excess of the Fair Market Value of a Common Share over the per-Common Share option price times (ii) the number of Common Shares for which the Share Option is being exercised on the effective date of such cash-out.

     (k) Deferral of Option Shares. The Committee may from time to time establish procedures pursuant to which an optionee may elect to defer, until a time or times later than the exercise of a Share Option, receipt of all or a portion of the Common Shares subject to such Share Option and/or to receive cash at such later time or times in lieu of such deferred Common Shares, all on such terms and conditions as the Committee shall determine. If any such deferrals are permitted, then notwithstanding Section 5(d)(iv) above, an optionee who elects such deferral shall not have any rights as a shareholder with respect to such deferred Common Shares unless and until shares are actually delivered to the optionee with respect thereto, except to the extent otherwise determined by the Committee.

     (l) Expiration of Share Options. Notwithstanding anything else contained herein, Share Options shall expire and may not be exercised to any extent after the earlier to occur of the following events: (i) the expiration of the stated term or (ii) a Termination of Service of the participant, except to the extent a post-Termination of Service exercise period is specified in the Award agreement or in this Section 5 for all or a portion of the Share Option, after which such portion of the Share Option shall expire. Upon such expiration, any portion of the Share Option that has not already been exercised shall be forfeited.

     (m) Award Agreement. Each Share Option shall be confirmed by, and subject to, the terms of a written Share Option agreement (the “Share Option Agreement”) duly executed by the Company and the participant.

SECTION 6. RESTRICTED SHARES

     (a) Administration. Awards of Restricted Shares may be awarded either alone or in addition to other Awards granted under the Plan. The Board shall determine the Eligible Individuals to whom and the time or times at which grants of Restricted Shares will be awarded, the number of Common Shares to be awarded to any Eligible Individual, the conditions for vesting, the time or times within which such Awards may be subject to forfeiture and any other terms and conditions of the Awards, in addition to those contained in Section 6(c).

     (b) Awards and Certificates. Awards of Restricted Shares shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more share certificates. Any certificate issued in respect of Restricted Shares shall be registered in the name of such participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

     “The transferability of this certificate and the shares represented hereby are subject to the terms and conditions (including forfeiture) of the Claxson Interactive Group Inc. 2001 Share Incentive Plan and a Restricted Share Agreement. Copies of such Plan and Agreement are on file at the offices of Claxson Interactive Group Inc.”

     The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Shares, the participant shall have delivered an irrevocable stock power, endorsed in blank, relating to the Common Shares covered by such Award.

     (c) Terms and Conditions. Awards of Restricted Shares shall be subject to the following terms and conditions:

     (i) The Board may designate a potential Award of Restricted Shares as a Qualified Performance-Based Award, in which case the grant, terms, and conditions of such Award shall be determined by the 162(m) Committee, and the grant or vesting, as applicable, of such Restricted Shares shall be conditioned upon the attainment of Performance Goals selected by the 162(m) Committee, subject to the ratification of such Award by the Board. If the Board does not designate an Award of Restricted Shares as a Qualified Performance-Based Award, it may also condition the grant or vesting thereof upon the attainment of Performance Goals. Regardless of whether an Award of Restricted Shares is a Qualified Performance-Based Award, the Board may also condition the grant or vesting thereof upon the continued service of the participant. The conditions for grant or vesting and the other provisions of Restricted Share Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. The Board may at any time, in its sole discretion, accelerate or waive, in whole or in part, any of the foregoing restrictions.

     (ii) Subject to the provisions of the Plan and the applicable Restricted Shares Agreement, during the period, if any, set by the Board, commencing with the date of an Award for which a participant’s continued service is required (the “Restriction Period”), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable Performance Goals (if any) are satisfied, the participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Shares; provided, however, that the foregoing shall not prevent a participant from pledging Restricted Shares as security for a loan, the sole purpose of which is to provide funds to pay the option price for Share Options.

     (iii) Except as provided in this Section 6(c)(iii) and Sections 6(c)(i) and 6(c)(ii) and the applicable Restricted Shares Agreement, the participant shall have, with respect to Restricted Shares, all of the rights of a shareholder of the Company holding Common Shares, including, if applicable, the right to vote the Common Shares and the right to receive any cash dividends. If so determined by the Board in the applicable Restricted Shares Agreement, (A) cash dividends on the Common Shares underlying the Restricted Shares Award shall be automatically deferred and reinvested in additional Restricted Shares, held subject to the vesting of the underlying Restricted Shares, or held subject to meeting Performance Goals applicable only to dividends, and (B) dividends payable in Common Shares shall be paid in the form of Restricted Shares, held subject to the vesting of the underlying Restricted Shares, or held subject to meeting Performance Goals applicable only to dividends.

     Reinvestment of dividends in additional Restricted Shares at the time of any dividend payment shall only be permissible if sufficient Common Shares are available under Section 3 for such reinvestment (taking into account then outstanding Share Options and other Awards).

     (iv) Except to the extent otherwise provided in the applicable Restricted Shares Agreement or Section 6(c)(i), 6(c)(ii), 6(c)(v) or 7(a)(ii), upon a participant’s Termination of Service for any reason during the Restriction Period or before the applicable Performance Goals are satisfied, all Common Shares still subject to restriction shall be forfeited by the participant; provided, however, that the Board shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such participant’s Restricted Shares.

     (v) If and when any applicable Performance Goals are satisfied and any applicable Restriction Period expires without a prior forfeiture of the Restricted Shares, unlegended certificates for such shares shall be delivered to the participant upon surrender of the legended certificates.

     (vi) Each Restricted Shares Award shall be confirmed by, and be subject to, the terms of a written Restricted Shares agreement (the “Restricted Shares Agreement”), duly executed by the Company and the participant.

SECTION 7. CHANGE IN CONTROL PROVISIONS

     (a) Effect of Change in Control. Notwithstanding any other provision of the Plan to the contrary, unless provided otherwise in an Award agreement, in the event of a Change in Control;

     (i) Any Share Options outstanding as of the date such Change in Control is determined to have occurred, and which are not then exercisable and vested, shall become fully exercisable and vested;

     (ii) The restrictions and limitations applicable to any Restricted Shares shall lapse, and such Restricted Shares shall become free of all restrictions and limitations and become fully vested and transferable; and

     (iii) The Board may make additional adjustments and/or settlements of outstanding Awards as it reasonably deems appropriate and consistent with the Plan’s purposes, including, without limitation, requiring the payment of a cash amount in exchange for the cancellation of an Award and/or requiring the issuance of a substitute award that will substantially preserve the value, rights, and benefits as of the date of the Change in Control of any affected Award previously granted.

     (b) Definition of Change in Control. For purposes of the Plan, a “Change in Control” shall mean the happening of any of the following events:

     (i) Any acquisition after which any Person (other than a Cisneros Entity, a Hicks Muse Entity, or a Founder) becomes the “beneficial owner” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (A) the then outstanding Common Shares of the Company (the “Outstanding Company Common Shares”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this Section 7(b), the following acquisitions shall not constitute a Change in Control: (W) any acquisition directly from the Company, (X) any acquisition by the Company, (Y) any acquisition by any employee benefit plan (or related trust or other fiduciary) sponsored or maintained by the Company or any Affiliate, or (Z) any acquisition by any corporation pursuant to a transaction that complies with Sections 7(b)(iii)(A) and 7(b)(iii)(B); or

     (ii) A change in the composition of the Board such that individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director of the Company subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, or who was elected or appointed to the Board directly by a class of shareholders consisting solely of Cisneros Entities, Hicks Muse Entities, or Founders, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; and, provided, further, that any individual who is a director of the Company immediately following the Combination Agreement Effective Time shall automatically be considered as though such individual were a member of the Incumbent Board; or

     (iii) Consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of the assets or stock of another entity (a “Business Combination”), in each case, unless, following such Business Combination, (A) either (I) at least 50% of, respectively, the then outstanding shares of common stock and the total voting power of (1) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (2) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 80% or more of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by Outstanding Company Common Shares and Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Outstanding Company Common Shares or Outstanding Company Voting Securities, as the case may be, were converted pursuant to such Business Combination), and such beneficial ownership of common stock or voting power among the holders thereof is in substantially the same proportion as the beneficial ownership of Outstanding Company Common Shares and the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination or (II) the Hicks Muse Entities, the Cisneros Entities, and the Founders hold, in the aggregate, at least 50% of both the then outstanding shares of common stock and the total voting power of (1) the Surviving Corporation, or (2) if applicable, the Parent Corporation, and (B) no Person (other than a Cisneros Entity, a Hicks Muse Entity, a Founder, any corporation resulting from such Business Combination, or any employee benefit plan (or related trust or other fiduciary) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, more than 50% of the outstanding shares of common stock and the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation), except to the extent that such ownership existed prior to the Business Combination; or

     (iv) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, other than the liquidation of the Company into a Subsidiary;

     provided, however, that notwithstanding anything in this Section 7(b) or in this Plan to the contrary, the consummation of the transactions contemplated by the Combination Agreement shall not be deemed a Change in Control for purposes of this Plan.

SECTION 8. AMENDMENT AND TERMINATION

     (a) The Plan will terminate on the tenth anniversary of the Effective Date. Under the Plan, Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

     (b) The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially and adversely impair the rights of a participant under any Award theretofore granted without the participant’s consent, except such an amendment made to comply with applicable law, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable law or stock exchange rules. The Board may amend the terms of any Award theretofore granted, and the Committee may amend the terms of any Share Option theretofore granted other than to accelerate vesting or extend exercisability, prospectively or retroactively, but no amendment shall be made that would materially and adversely impair the rights of any participant without the participant’s consent except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules. Subject to the above provisions and to any applicable shareholder approval requirements, the Board shall have authority to amend the Plan to take into account changes in law and tax and accounting rules as well as other developments, and to grant Awards which qualify for beneficial treatment under such rules.

SECTION 9. UNFUNDED STATUS OF PLAN

     It is intended that the Plan constitute an “unfunded” plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Shares or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the “unfunded” status of the Plan.

SECTION 10. GENERAL PROVISIONS

     (a) The Committee may require each person purchasing or receiving Common Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Common Shares without a view to the distribution thereof. The certificates for such Common Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Common Shares under the Plan prior to fulfillment of all of the following conditions:

     (i) Listing or approval for listing upon notice of issuance, of such shares on Nasdaq, or such other securities exchange as may at the time be the principal market for the Common Shares;

     (ii) Any registration or other qualification of such shares of the Company under any U.S. (federal, state, or local) or non-U.S. law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and

     (iii) Receipt of any other consent, approval, or permit from any U.S. (federal, state, or local) or non-U.S. governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

     (b) Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its directors, officers, employees and/or consultants.

     (c) The Plan shall not constitute a contract for employment or services, and adoption of the Plan shall not confer upon any individual any right to a continued employment or services arrangement, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment or services of any individual at any time.

     (d) The participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any U.S. (federal, state, or local) or non-U.S. taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Common Shares, including Common Shares that are part of the Award that gives rise to the withholding requirement; provided, that not more than the legally required minimum withholding may be settled with Common Shares. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Shares.

     (e) The Committee shall establish such procedures as it deems appropriate for a participant to designate a beneficiary to whom any amounts payable in the event of the participant’s death are to be paid or by whom any rights of the participant, after the participant’s death, may be exercised.

     (f) In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Common Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Common Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Common Shares underlying Awards that are forfeited or canceled should revert to the Company.

     (g) The Plan, the Share Option Agreements, the Restricted Share Agreements and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

     (h) Except as otherwise provided in the Plan, any Award agreement, or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

     (i) In the event an Award is granted to an Eligible Individual who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the Committee may, in its sole discretion, modify the provisions of the Plan as they pertain to such individual to comply with applicable non-U.S. law.

SECTION 11. EFFECTIVE DATE OF PLAN

     The Plan shall be effective on the date (the “Effective Date”) immediately prior to the date upon which occurs the Combination Agreement Effective Time. No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards granted on or prior to such anniversary may extend beyond that date.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. _________________________________ (Registrant)
Date: December 28, 2004	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer